UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 000-50041

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USI SERVICES CORP.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

USI HOLDINGS CORPORATION

555 Pleasantville Road

Suite 160 South

Briarcliff Manor, New York 10510

USI SERVICES CORP. 401(k) PLAN (formerly, the USI Insurance Services Corp. 401(k) Plan)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

USI Services Corp. 401(k) Plan

Briarcliff Manor, New York

We have audited the accompanying statements of net assets available for benefits of USI Services Corp. 401(k) Plan (formerly, the USI Insurance Services Corp. 401(k) Plan) (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

New York, New York

June 29, 2005

USI SERVICES CORP. 401(k) PLAN (formerly, the USI Insurance Services Corp. 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments— at fair value:
Mutual funds	$127,930,064	$101,106,289
Participant loans	2,997,854	2,708,560

	130,925,918	103,814,849

Contributions receivable:
Employer	257,219	206,965
Participants	551,077	422,367

	808,296	629,332

NET ASSETS AVAILABLE FOR BENEFITS	$131,734,214	$104,444,181

See notes to financial statements.

USI SERVICES CORP. 401(k) PLAN (formerly, the USI Insurance Services Corp. 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS:
Net appreciation in fair value of investments	$10,658,966
Interest income	300,858
Dividends from Mutual Funds	$2,937,448
Contributions:
Employer	3,968,748
Participants	10,102,734
Rollovers	1,365,702

Total additions	29,334,456

DEDUCTIONS:
Benefits paid to participants	11,483,367
Administrative expenses	121,348

Total deductions	11,604,715

PLAN MERGERS - NET ASSETS TRANSFERRED INTO THE PLAN (Note 4)	9,560,292

NET INCREASE	27,290,033

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	104,444,181

End of year	$131,734,214

See notes to financial statements.

USI SERVICES CORP. 401(k) PLAN (formerly, the USI Insurance Services Corp. 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following brief description of the USI Services Corp. 401(k) Plan (formerly, the USI Insurance Services Corp. 401(k) Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General—The Plan is a defined contribution savings plan that covers substantially all employees of USI Services Corp. (the “Company”, the “Employer” or the “Sponsor”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan at age 21 or older and after one month of service.

Contributions—Participants of the Plan can elect to contribute one hundred percent of the Participant’s compensation subject to certain Internal Revenue Code (“IRC”) limitations (maximum of $13,000 in 2004 and $12,000 in 2003). Employer matching contributions are made by the Company on a pay period basis throughout the year. The first 4% of a participant’s contribution will be eligible for a discretionary employer match of $0.75 for each dollar contributed. The maximum employer match is 3% of a participant’s annual compensation. In addition, the Board of Directors of the Company may elect to make an employer profit sharing contribution to the Plan.

Vesting—Participants are immediately vested in their own voluntary contributions plus any earnings thereon. Vesting in the Company contributed portion of their accounts plus any earnings is based on years of credited service. A participant is 100% vested after five years of credited service.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, as well as (c) charged with an allocation of administrative expenses initially funded by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts—Forfeited accounts are used to reduce future employer contributions. As of December 31, 2004 and 2003, non-allocated forfeitures were $229,611 and $22,317, respectively.

Investment Options—All investment programs are fully participant-directed. Participants may direct the investment of their contributions and Company contributions into any of the Plan’s available investment options.

Participant Loans—Participant loans are available to active employees of up to 50% of an employee’s vested balance, a minimum of $1,000 and up to a maximum of $50,000. There is a $100 fee for each loan. Loan terms are a maximum of five years or, for the purchase of a primary residence, for a maximum of ten years. Loans are secured by the participant’s account balance and bear interest at one percent over the prime rate at the time when the loan is made (between 5% and 10% in recent years).

Participant Withdrawals—Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of service due to death, disability or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Plan Termination—Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments in mutual funds and USI company stock are stated at fair value, which is based on quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit Payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan primarily utilizes mutual fund investment instruments, which are exposed to overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Document.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2004 Units	2004	2003
Washington Mutual Investment Fund	$728,912	$22,435,902	$11,293,949
Franklin Flex Cap Growth Fund	411,664	15,573,250	7,287,313
Income Fund of America	560,384	10,400,727	8,036,076
Diversified Stable 5 Fund	—	—	9,492,881
Franklin Balance Sheet Investment Fund	164,957	9,610,366	7,067,911
Oppenheimer Quest Opportunity Value Fund	—	—	7,269,549
Templeton Growth Fund	358,747	8,211,730	6,728,577
AIM Aggressive Growth Fund	—	—	5,300,340
Seligman Communications & Information Fund	315,869	8,029,402	5,535,355
Pioneer Mid-Cap Value	272,699	6,784,746	—

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$13,693,712
*USI stock fund	(97,298)

Net appreciation of investments	$13,596,414

*	Permitted Party-In-Interest

4.	PLAN MERGERS

During 2004 and 2003, the Company made acquisitions of companies whose employees became participants in the Plan. Net assets from acquired companies’ plans were transferred into similar investment programs offered by the Plan. Participants have the option to then further direct their investments into other investment options offered by the Plan. Net assets from acquired companies of $9,560,292 were transferred into the Plan during 2004.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 24, 1997, that the Plan is qualified and the trust established under the Plan is tax-exempt, under appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6.	Exempt Party-In-Interest Transactions

At December 31, 2004 and 2003, the Plan held 63,270 shares and 27,676 shares, respectively, of Company common stock. Additional information with respect to the Company common stock is presented in Note 3.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

Total participant loans amounted to $2,997,854 and $2,708,560 at December 31, 2004 and December 31, 2003, respectively.

Recordkeeping is performed by USI Consulting Group, affiliates of the company. Administrative fees paid to USI Consulting Group are included in the administrative expenses on the Statement of Changes.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

******

USI INSURANCE SERVICES CORP. 401(k) PLAN (formerly, the USI Insurance Services Corp. 401(k) Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
		**
* USI Stock Fund	63,270 units		$654,096
ING Intermediate Bond	48,729 units		508,736
PIMCO High Yield Fund	356,980 units		3,559,092
Income Fund of America	560,384 units		10,400,727
Oppenheimer Quest Balanced Fund	152,703 units		2,754,760
Washington Mutual Investment Fund	728,912 units		22,435,902
Evergreen Equity Index Fund	137,968 units		6,247,175
Calvert Social Investment Equity	45,773 units		1,576,896
Enterprise Growth	210,510 units		3,462,892
Pioneer Mid-Cap Value	272,699 units		6,784,746
ING Index Plus Mid-Cap	242,247 units		3,895,331
Franklin Flex-Cap Growth Fund	411,664 units		15,573,250
Franklin Balance Sheet Investment Fund	164,957 units		9,610,366
Seligman Communications & Info. Fund	315,869 units		8,029,402
Templeton Growth Fund	358,747 units		8,211,730
Oppenheimer Global Fund	57,925 units		3,520,085
EuroPacific Growth Fund	137,395 units		4,895,388
Life Points Conservative Strategy	30,916 units		330,804
Life Points Moderate Strategy	1,633 units		17,521
Life Points Balanced Strategy	82,882 units		890,978
Life Points Aggressive Strategy	19,646 units		207,270
Pioneer Cash Reserve Fund	229,611 units		229,611
American Funds Cash Management	4,737,904 units		4,737,904
Fixed Income Portfolio - EV Government	52,149 units		462,044
Fixed Income Portfolio - Evergreen US	91,919 units		928,386
Fixed Income Portfolio - Calvert	55,588 units		945,000
Fixed Income Portfolio - Pioneer Strategy	92,039 units		993,100
Fixed Income Portfolio - Moreley Stable Value	300,754 units		5,603,966
Fixed Income Portfolio - Excelsior	460,906 units		460,906
* Participant Loans (maturing through May 2013 at interest rates of 1% over prime, historically between 5% and 10%)			2,997,853

			$130,925,917

*	Represents a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USI INSURANCE SERVICES CORP. 401(k) PLAN (Full Title of the Plan)

Date: June 29, 2005	By:	/s/ Robert Nesbit
	Name:	Robert Nesbit
	Title:	Senior Vice President & Chief Human Resources Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm